Announcement









                  Company Oxford Glycosciences PLC
                  TIDM OGS
                  Headline Update on Merger Discussions
                  Released 07:01 26 Mar 2003
                  Number 2076J






26 March 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan

OXFORD GLYCOSCIENCES PLC ("OGS" or the "Company")

UPDATE ON MERGER DISCUSSIONS

Further to its announcement on 23 March, OGS confirms today that it has commenced discussions with three further interested parties regarding a potential offer for the Company, in addition to the offers made for the Company by Cambridge Antibody Technology Group plc ("CAT") and Celltech Group plc ("Celltech"). Reflecting the level of their interest, each of these three parties has entered into a non-disclosure agreement with OGS to enable them to carry out due diligence on the Company. The interested parties comprise an international pharmaceutical company, a US based biotechnology company and a European private equity house.

OGS expects the discussions to reach conclusion in the second week of April. In the light of these developments, the OGS Board* recommends that shareholders take no action in relation to the Celltech offer. OGS also notes Celltech's announcement on 24 March affirming that its holding in OGS would not prevent a bidder acquiring the Company via a scheme of arrangement.
Commenting, David Ebsworth PhD, CEO of OGS, said "We have previously promised our shareholders that we will seek the best value that we can for them and in doing so are seeking to have discussions with all interested parties. We have made progress, confirmed by today's announcement that each of these three interested parties have entered into a non-disclosure agreement with OGS."
-Ends-

For further information please contact:

      Oxford GlycoSciences Plc +44 (0) 1235 208 000
      David Ebsworth, Ph.D., Chief Executive Officer


      Goldman Sachs International +44 (0) 20 7774 1000
      Michael Hill
      Basil Geoghegan
      Phil Raper (Corporate Broking)


      Financial Dynamics +44 (0) 20 7831 3113
      UK Media and Investors
      Tim Spratt
      Melanie Toyne-Sewell


      US Media and Investors+1 212 850 5626
      Leslie Wolf-Creutzfeldt
      Deborah Ardern Jones


Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the offer from Celltech, the merger with CAT or the contents of this announcement.

The directors of OGS accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of OGS (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.*
*Dr Donald Drakeman, a director of OGS, is also the Chief Executive Officer of Medarex Inc, a competitor of CAT, and therefore did not participate in decisions of the OGS Board relating to the merger with CAT. Given this conflict, he has also not participated and does not propose to participate in discussions relating to any competing offer for OGS. Accordingly, Dr Drakeman has abstained from OGS Board discussions of, and advice to OGS shareholders relating to, the offer from Celltech and is not taking responsibility for the views or advice of the Board on the merger with CAT or the offer from Celltech. Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC's website (www.sec.gov).
This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions. END